UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2016

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL’S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS TO APPROVE DEALS WITH
CREDITORS

Moscow, Russia — February 4, 2016 – Mechel OAO (MICEX:MTLR, NYSE: MTL), a
leading Russian mining and metals company, reports that the company’s Board of
Directors made the following recommendations for voting at Extraordinary General
Shareholders’ Meeting scheduled for March 4, 2016.
In compliance with task appointed by the Board, Special Committee of independent directors commissioned an independent consultant — Renaissance Capital –
Financial Consultant Ltd — to prepare a fairness opinion.
Based on the unanimous view of the Special Committee, which was worked out on the basis of the independent consultant’s expert opinion, the company’s Board of
Directors recommended Mechel OAO’s extraordinary general shareholders’ meeting to approve the transactions of providing and changing suretyships and pledges provided by the company to the following lenders: Sberbank PJSC, Gazprombank
(Joint Stock Company),  VTB Bank (PJSC) and the syndicate of banks as transactions that meet Mechel OAO’s interests.
The Board of Directors also recommended Mechel OAO’s extraordinary general shareholders’ meeting to approve the new amended versions of the company charter, regulation on the General Shareholders Meeting of the company and regulation on the Board of Directors of the company.
The Board of Directors also recommended the following people as having requisite qualifications and experience to be elected Board members at the General
Shareholders meeting:
1. Alexander N. Kotsky
2. Vladimir V.Gusev;
3. Yury N. Malyshev;
4. Igor V. Zyuzin;
5. Alexey G. Ivanushkin;
6. Vladimir Yu. Korovkin;
7. Alexander D. Orischin;
8. Oleg V. Korzhov;
9. Tigran G. Khachaturov.
Documents for EGM are available on Mechel’s website in Shareholders and
Investors section.
http://www.mechel.ru/shareholders/corporate_governance/shareholders_meeting/
***
Mechel OAO
Alexey Lukashov
Tel: + 7 495 221 88 88
alexey.lukashov@mechel.com

***
Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 4, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO